Exhibit 99.60

LEASE AGREEMENT WITH OPTION TO BUY

THIS AGREEMENT (the “Lease Agreement”) is entered into on 16 September 2022 between:

(i)	Sowrer AS, business register number 927 234 475 (“Sowrer” or the “Lessor”); and

(ii)	Exanorth AS, business register number 921 677 421; (“Exanorth” or the “Lessee”).

Sowrer and Exanorth are hereinafter jointly referred to as the “Parties” and individually a “Party”.

1	BACKGROUND

1.1	The Lessor owns the Equipment (as defined below).

1.2	The Lessee is willing to lease the Equipment to be deployed at the data center located in Tunnsjodalsveien 178,7892 Trones, Norway

2	LEASE

2.1	The Equipment

A list of the equipment Lessee shall lease, is attached as Appendix 1 hereto (the “Equipment).

Lessee shall inspect the Equipment within 10 (ten) business days from the date of this agreement and unless written notice is given to Sowrer within that date about any defects of the Equipment, the Equipment shall be deemed to be in good working order with no defects.

2.2	Commencement, Lease Term and Expiration

The lease shall commence on 1 September 2022 and run for two years.

The period from commencement to expiration is referred to as the “Lease Period”.

2.3	Rent

2.3.1	Running rent

Running rent for the lease of the Equipment shall be paid monthly in advance at latest on the 20th day of each month. The monthly lease amount is as shown in Appendix 2 (the “Running Rent”).

2.3.2	VAT

Any value added tax (VAT) shall be paid by Exanorth in addition to the Running Rent.

2.3.3	Late payment

In case of late payment, Exanorth shall pay interest in accordance with the Norwegian Act on Delayed Payment. If the payment is delayed by more than 15 business days unless mutually agreed between the parties in writing, Sowrer has the right to terminate the Lease Agreement with seven business days’ notice. In addition, any affiliate of Sowrer may set off any sums due against the non-payment of the Running Rent.

2.4	Title

Title to the Equipment shall not pass to Exanorth during the Lease Period and shall at all times remain with Sowrer.

2.5	Use of Equipment - Authority Requirements - Permits

Exanorth shall procure compliance with all laws and regulations relating to the use of the Equipment.

Exanorth shall only use the Equipment for its intended purposes and always within the limits of the given specifications and limitations. Exanorth shall furthermore obtain and maintain all such approvals and permits as are necessary for the usage of the Equipment and protect and indemnify the Sowrer from any penalties, fees, claims or costs resulting from lack of sufficient approvals or permits.

2.6	Maintenance and Repair

Exanorth shall procure that the Equipment is kept in a good and safe condition and state of repair consistent with good industry practice.

Defects in or damage to the Equipment discovered by Exanorth shall immediately be reported to Sowrer in writing. Serious defects or damage shall be rectified immediately. Other defect or damage must be rectified as soon as reasonably possible.

Exanorth shall be responsible for, and cover the cost of, all maintenance and repair of the Equipment during the Lease Period. In case of loss or damage beyond repair, Exanorth shall cover the full cost for replacement of the Equipment.

2.7	Modifications to the Equipment

Any and all modification, alteration or addition to the Equipment of whatever nature, be it structural or otherwise shall be subject to Sowrer’s prior written consent. The costs of any modification, alteration or addition shall be borne by Exanorth.

2.8	Liability and Indemnity

Exanorth’s sole remedy, and the Sowrer’s sole liability, for breach of the Lease Agreement shall be reduction or suspension of Exanorth’s obligation to the pay Rent as per Section 2.3. Exanorth explicitly waives any rights of detention (No: tilbakeholdsrett) or similar rights over the Equipment Exanorth may have under applicable.

Exanorth together with its shareholders, directors, officers or any members of its group agrees to indemnify, defend and hold Sowrer and all of Sowrer’s shareholders, directors, officers and all members of its group (Sowrer’s Representatives) harmless from all loss, liability, claim, expenses (including reasonable attorneys’ fees) or direct or indirect damages (including loss of profit, loss of business, and any and all special, indirect, consequential or pure economic loss, damages or charges, including loss of mining revenue) suffered by the Sowrer or any of Sowrer’s Representatives arising out of Exanorth’s breach of this Agreement, including in case of any unlawful termination of this Agreement or suspension of payment of the Rent at any time during the Lease Period. This indemnity is without prejudice to any other rights or remedies Sowrer or any of Sowrer’s Representatives may have under this Agreement or under the applicable law.

Exanorth shall secure that its usage of the Equipment does not conflict with any existing third party rights and shall indemnify Sowrer from all claims, losses and liabilities resulting from the usage of the Equipment.

2.9	Insurance

Sowrer shall (at its own cost), immediately upon receiving the Equipment place and maintain for the duration of the Lease Period comprehensive insurance in line with good industry practice that, inter alia, covers damages to the Equipment. The coverage of insurance shall not be less than USD 3,300,000 which is the approximate value of the Equipment.

Sowrer shall present to Exanorth the copies of the documents underlying the above insurance within 3 (three) business days from receiving such request.

2.10	Subleasing

Exanorth shall not be permitted to sublease the Equipment or otherwise grant its use to third parties without prior written consent of Sowrer. Such consent may be refused at Sowrer’s sole discretion.

2.11	Return of the Equipment

Exanorth shall be obliged to return the Equipment, and otherwise upon expiry or termination of this Lease Agreement, properly maintained, in the same condition as upon the signing of this Lease Agreement allowing only for normal wear and tear.

Exanorth shall be cover the costs of unplugging and disassembling (in the form the Equipment was received on the site) the Equipment.

If the Equipment is not returned in accordance with written instructions from Sowrer, Sowrer is entitled access the premises where the Equipment is installed and remove the Equipment themselves. Exanorth shall hold Sowrer harmless for all costs related to the removal of the Equipment.

3	BUY OPTION DURING LEASE PERIOD

At any time during the Lease Period Exanorth shall have an option to purchase the Equipment from Sowrer in exchange of one-time cash payment of the full outstanding and then remaining amount of the Running Rent under this Agreement (calculated pursuant to Appendix 2) by giving a written notice to Sowrer in this respect. Upon exercising this option the ownership to the Equipment will transfer from Sowrer to Exanorth on the date the option price is paid by Exanorth in full.

The purchase price as set out in this clause 3 is net of value added tax (VAT) which shall be paid by Exanorth in addition to the purchase price.

4	BUY OPTION AFTER EXPIRY

Upon expiration of the Lease Period and the Running Rent having been paid in full, Exanorth has an option to purchase the Equipment for USD 1,741,583.70 (the “Buy Option”). The Buy Option is deemed to be exercised immediately prior to the expiration of the Lease Period. Upon exercising the Buy Option, and subject to the Running Rent having been paid, the ownership to the Equipment will transfer from Sowrer to Exanorth on the date of expiration of the Lease Period.

5	FINAL PROVISIONS

5.1	Termination

This Lease Agreement can be terminated with immediate effect:

a)	By Sowrer if Exanorth is in material breach of the Lease Agreement;

b)	By Exanorth if Sowrer is in material breach of the Lease Agreement;

c)	By Sowrer if the payment of Running Rent is delayed by more than 15 business days as set forth in Sections 2.3.1 and 2.3.3 above;

d)	By Sowrer if Exanorth stops its payments for a period of 15 business days; and

e)	By any party if the Hosting and Maintenance Services Agreement between Sowrer and Exanorth dated 16 September 2022 is terminated pursuant to its clause 9.2.

5.2	Confidentiality and Announcements

Except as otherwise stated in this Lease Agreement, each of the Parties agrees that the contents of this Lease Agreement as well as any and all other information being delivered or disclosed (whether orally or in writing) to the other Party in connection with it or in relation to the Lease Agreement, and the existence, nature and resolution of any dispute, controversy or claim arising out of this Lease Agreement, whether a settlement is being negotiated or it is the subject of arbitration proceedings, shall be deemed to be confidential and proprietary, unless specifically designated by the Party disclosing such information at the time of disclosure to be non-confidential or non-proprietary.

The Party receiving confidential information shall treat, and shall cause its officers, directors, employees, advisors and auditors to treat, such information as strictly confidential and shall not divulge or disclose (directly or indirectly) such information to any other person or entity other than disclosure subject to appropriate measures to maintain confidentiality to its officers, directors, employees, advisors and auditors who reasonably require access to such confidential information for the purpose for which it was disclosed or in connection with a contemplated business transaction with the disclosing party, except when (a) such disclosure is required by Law or by any order of any governmental body or by any administrator in a bankruptcy estate of any company in the previous group (except the administrator in seller); or (b) such information is or becomes public through no fault of the receiving Party; or (c) such information has been obtained separately by the receiving Party from a third party that is not bound by any obligation of confidentiality regarding such information.

5.3	Entire Agreement

This Lease Agreement represents the entire understanding and agreement between the Parties with respect to the subject matter hereof and supersedes all prior negotiations, understandings and agreements relating to the subject matter hereof.

5.4	Amendments and Waivers

This Lease Agreement may only be amended in writing duly executed by the Parties. No change, termination, modification or waiver of any provision, term or condition of this Lease Agreement shall be binding on the Parties, unless it is made in writing.

5.5	Notices

All notices, requests, demands, approvals, waivers and other communications required or permitted under this Lease Agreement must be in writing or sent by e-mail and shall be deemed to have been received when the other Party has confirmed receipt. Should a Party not have confirmed receipt prior thereto, it shall nevertheless be deemed to have been received when:

(a)	if sent within the Nordic countries, two business days, or if sent outside the Nordic countries, five business days, after having been sent by registered or certified mail, return or delivery receipt requested, postage prepaid;

(b)	if delivered by hand, on the date of delivery if delivered prior to 5pm (local Norwegian time) and such day is a business day, and otherwise on the next business day; or

(c)	if sent bye-mail, upon receipt of an electronically generated confirmation that the e-mail has been opened.

All such notices and communications shall be addressed as set out below or to such other addresses as may be given by written notice in accordance with this Section 5.5.

To Sowrer:

Sowrer AS
c/o Kvale Advokatfirma DA, Postboks 1752 Vika
0122 Oslo, Norway
E-mail: Mdm@liangroup.io

If to Exanorth:

Exanorth AS
Attn: Naeem Walji
Address: c/o Pluss-Okonomi AS Postboks 2583 4678 KRISTIANSAND S, Norway
E-mail: mailto:naeem@bitzero.com

5.6	Assignments

No Party may assign or otherwise transfer or pledge or grant any other security interest in or over any of its rights or obligations under this Lease Agreement without the prior written consent of the other Party.

5.7	Severability

If any provision of this Lease Agreement or the application of it is declared or deemed void, invalid or unenforceable in whole or in part for any reason, the remaining provisions of this Lease Agreement shall continue in full force and effect. The Parties shall seek to amend such void, invalid or unenforceable provisions and thereby this Lease Agreement in order to give effect to, so far as is possible, the spirit of this Lease Agreement and to achieve the purposes intended by the Parties.

5.8	Governing Law and Disputes

The Agreement and any dispute or claim arising out or in connection with it or its subject matter of formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with Norwegian law.

Each party irrevocably agrees that the courts of Norway has exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this agreement or its subject matter or formation (including non-contractual disputes or claims). The parties select Oslo City court as the legal venue for any dispute.

Appendix 1

Equipment List

	Item	Item Description	Amount
High Voltage	Transformer	3,2MVA 22/0,4kV	6
	Transformer, housing	More Maxi + Foundations	6
Containers	Container	Goldingen containers, 312 Miners capacity, CCTV, access control and fire alarms	15

Appendix 2

Schedule

Month	Initial balance	Payment	Ending balance
Month 1	$ 3,378,508.04	$ (71,170.62)	$ 3,307,337.41
Month 2	$ 3,307,337.41	$ (71,170.62)	$ 3,236,166.79
Month 3	$ 3,236,166.79	$ (71,170.62)	$ 3,164,996.17
Month 4	$ 3,164,996.17	$ (71,170.62)	$ 3,093,825.54
Month 5	$ 3,093,825.54	$ (71,170.62)	$ 3,022,654.92
Month 6	$ 3,022,654.92	$ (71,170.62)	$ 2,951,484.30
Month 7	$ 2,951,484.30	$ (71,170.62)	$ 2,880,313.67
Month 8	$ 2,880,313.67	$ (71,170.62)	$ 2,809,143.05
Month 9	$ 2,809,143.05	$ (71,170.62)	$ 2,737,972.43
Month 10	$ 2,737,972.43	$ (71,170.62)	$ 2,666,801.80
Month 11	$ 2,666,801.80	$ (71,170.62)	$ 2,595,631.18
Month 12	$ 2,595,631.18	$ (71,170.62)	$ 2,524,460.56
Month 13	$ 2,524,460.56	$ (71,170.62)	$ 2,453,289.93
Month 14	$ 2,453,289.93	$ (71,170.62)	$ 2,382,119.31
Month 15	$ 2,382,119.31	$ (71,170.62)	$ 2,310,948.69
Month 16	$ 2,310,948.69	$ (71,170.62)	$ 2,239,778.06
Month 17	$ 2,239,778.06	$ (71,170.62)	$ 2,168,607.44
Month 18	$ 2,168,607.44	$ (71,170.62)	$ 2,097,436.82
Month 19	$ 2,097,436.82	$ (71,170.62)	$ 2,026,266.19
Month 20	$ 2,026,266.19	$ (71,170.62)	$ 1,955,095.57
Month 21	$ 1,955,095.57	$ (71,170.62)	$ 1,883,924.95
Month 22	$ 1,883,924.95	$ (71,170.62)	$ 1,812,754.32
Month 23	$ 1,812,754.32	$ (71,170.62)	$ 1,741,583.70
Month 24	$ 1,741,583.70	$ (1,741,583.70)	$ —

The purchase price as calculated pursuant to this Appendix 2 is net of value added tax (VAT) which shall be paid by Exanorth in addition to the purchase price.

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This Lease Agreement has been signed electronically. No original signed version exist.

For Sowrer AS

Michele Di Minno
Director

For Exanorth AS

Frank Aadnevik
Director